PROXY

ACREX VENTURES LTD.

SOLICITED BY MANAGEMENT OF COMPANY

The undersigned “Registered Shareholder” of Acrex Ventures Ltd. (the “Company”) hereby appoint T.J. Malcolm Powell, President and CEO, or failing him, Carl R. Jonsson, Secretary and CFO, or failing him, _________________________, as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of the Company, to be held at 1710 - 1177 West Hastings Street, Vancouver, BC on June 5, 2006 at 11:45 a.m. and at any adjournments thereof.

I/We authorize you to act in accordance with my/our instructions set out above.  I/we hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated below, this Proxy will be voted as recommended by Management.

Date:

________________________________

(Signature)

For

Withhold

1.

Election of Directors:

T.J. Malcolm Powell

_____

_______

Carl R. Jonsson

_____

_______

Frank A. Lang

_____

_______

Gregory G. Crowe

_____

_______

Arthur G. Troup

_____

_______

Robin Merrifield

_____

_______

2.

Approval of motion to reappoint Amisano Hanson,

Chartered Accountants, as Auditors of the Company

_____

_______

For

Against

3.

Approval of the Report to Shareholders

from the Board of Directors

_____

_______

4.

Consideration and approval of audited

financial statements

_____

_______

5.

Reapproval of Company’s Stock Option Plan

_____

_______

6.

Approval of Directors' actions and activities

during the period since the last shareholders'

meeting

_____

_______